Austrian

September 16, 2008

Ad-Hoc Release

CAPITAL INCREASE CONCLUDED WITH EMISSION VOLUME OF AROUND EUR 17.4 MILLION

Al Jaber fails to participate in capital increase

Following expiry of the purchase deadline of the rights offer in Austria of up to 57,120,000 new unit shares made out in the name of the holder, Austrian Airlines AG is announcing the conclusion of its capital increase.

Result of the ordinary capital increase – overview

Number of shares before the capital increase	85,680,000
Extent of capital increase	2,454,724 new unit shares made out in the name of the holder
Number of shares after the capital increase	88,134,724
Emission volume	Around EUR 17.4 million (before emission costs and before price discount on first 1,000 shares for existing shareholders)
Listing of new shares on Vienna Stock Exchange	22. September 2008
Issued share capital (old)	EUR 257,040,000
Increase by	EUR 7,364,172
Issued share capital (new)	EUR 264,404,172

The Board of Management decided on 16 September 2008, with the consent of the Supervisory Board, to increase its issued share capital by EUR 7,364,172 from its current nominal amount of EUR 257,040,000 EUR to EUR 264,404,172 by issuing 2,454,724 new unit shares made out in the name of the holder. As a result, all existing shareholders who exercised their purchase rights receive the young shares.

dlw 9/26

JJW Central & Eastern Europe Beteiligungsverwaltungs GmbH, the company of Mr Al Jaber, failed to comply with the demand for payment within the deadline set of 15 September 2008. By carrying out the purchase offer, Austrian Airlines AG has fulfilled all the contractual obligations necessary for the assertion of its claims towards Mr Al Jaber. As a listed company, Austrian Airlines AG is required to maintain the claims of its shareholders. Therefore the company will now consistently take the next steps necessary.

For further information:

Investor Relations: Dr. Prisca Havranek-Kosicek, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com

Corporate Communications-AUSTRIAN AIRLINES GROUP: Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT /Michael BRAUN;Tel: +43 (0) 51766 11231,livia.dandrea@austrian.com,patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;

Owner, Editor, Reproducer: Austrian Airlines AG, Corporate Communications public.relations@austrian.com. Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

ad-08-36e (Conclusion capital increase).doc

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